[redacted]

SECU 15026944 SSION

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/14 (MM/DD/YY) AND ENDING 3/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coordinated Capital Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY - 7 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

X 1A

COORDINATED CAPITAL SECURITIES, INC.

SEC Mail Processing Section
MAY 07 2015
Washington DC
409

April 30, 2015

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

Coordinated Capital Securities, Inc. claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(ii) for the period of June 1, 2014 through March 31, 2015 because we do not hold customer funds or safe keep securities. Paragraph (k)(2)(ii) states that the Firm clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker dealer and promptly transmit all customer funds and securities to the clearing broker dealer. The clearing broker dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by the clearing broker dealer. Coordinated Capital Securities, Inc. met the exemption provisions under SEA Rule 15c3-3 paragraph (k)(2)(ii) for the period of June 1, 2014 through March 31, 2015, without exception.

Sincerely,

Tracy Williams

Tracy Williams
Vice President

COORDINATED CAPITAL SECURITIES, INC.

704 RIVER PLACE • MADISON, WI 53716
608-221-4545 FAX 608-221-3015
WWW.CCSMADISON.COM
Member FINRA/SIPC